Filed Pursuant to Rule 433
Registration No.: 333-125581

The Euro Currency Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or the issuer’s website at www.currencyshares.com. Alternatively, the issuer and any offering participant will arrange to send you the prospectus if you request it by calling toll-free 1-800-820-0888.

The following article was posted on the Investor’s Business Daily website on March 23, 2006. As of that date, it was accessible for free in the internet by visiting: http://www.investors.com/editorial/IBDArticles.asp?artsec=28&issue=20060322

New ETF Brings Euros To Everyday Investors

BY MURRAY COLEMAN
INVESTOR’S BUSINESS DAILY

Posted 3/22/2006

The dollar has had a bumpy ride in 2006.

That has been a boon to Rydex Euro Currency Trust. (FXE) Since it was launched in December, the exchange traded fund has attracted $438 million in assets. Some $340 million of net inflow has come this year. Heading into Wednesday, March had produced $268 million of that inflow alone.

“There are a lot of institutions looking at Euro Currency Trust,” said Tim Meyer, manager of Rydex’s ETF line. “It’s really going to open up our ETF business as the first dedicated currency ETF.”

The fund company now has nine ETFs with $2.1 billion in assets. Rydex’s fastest growing product has been Euro Currency Trust.

Used For Wrap Accounts

“A lot of separate account managers are creating wrap accounts with ETFs,” said Meyer.

Chip Hanlon, president at Delta Global Advisors, says most institutional managers probably are already used to dealing with futures directly. “They can get more leverage buying futures contracts themselves rather than buying an ETF,” he said.

His firm, which advises high net-worth investors mainly in the U.S., says he likes the ETF as a way for individuals to easily hedge their bets against a falling dollar. “The dollar’s chart pattern has been a little troubling in the last six months,” said Hanlon. A longtime dollar bull, he’s recently become more bearish. Hanlon considers both technical and fundamental factors in advising clients. “With the recent decision by the Bank of Japan to end its zero interest rate policy,” he said, “the yen carry trade could soon end.”

Zero Rates In Japan

Investors have worked the carry trade by borrowing yen at nearly zero percent interest rates. Then they’ve turned around and invested in relatively safe and higher-yielding U.S. Treasuries.

Unlike last year when the dollar’s value soared against key foreign currencies, interest rates are starting to go up in many foreign markets.

“Last year rates were still going up in the U.S. and they hadn’t really started to rise in Europe or Japan,” said Bob Kowit, senior portfolio manager at Federated Investors. “Now that situation has been reversed. And the one-time boost from the Homeland Investment Act has run its course.”

He estimates some $60 billion-$80 billion in assets were brought back to the U.S. in 2005 by the act. It gave companies with operations overseas one-time tax benefits for repatriating profits.

“That gave the U.S. dollar a major boost in the second half of 2005,” said Kowit, who heads Federated Investor’s foreign fixed-income team.

Euro Currency Trust returned 3% in 2006 through Tuesday. About 1% of that gain was due to overnight interest payments the fund collects from holding euros in a London brokerage account.

The ETF has an average daily trading volume of 180,000 shares.

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